PROSPECTUS SUPPLEMENT NO. 15	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 1, 2006)	Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 15, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Current report on Form 8-K relating to the pre-market approval we received from the U.S. Food and Drug Administration for our Macroplastique Implants. This report was filed with the Securities and Exchange Commission on October 31, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On October 30, 2006, the closing price of our common stock on the American Stock Exchange was $2.90 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated October 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: October 31, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989	41-1719250
(Commission File No.)	(IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
5420 Feltl Road
Minnetonka, Minnesota 55343
(Address of principal executive offices)
952-426-6140
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 8.01 Other Events

Item 9.01 Financial Statements and Exhibits.

Signatures

Press Release

Item 8.01     Other Events
On October 31, 2006 we issued a press release announcing that we received from the U.S. Food and Drug administration (FDA) pre-market approval (PMA) for our Macroplastique Implants for the treatment of female stress urinary incontinence.
Item 9.01     Financial Statements and Exhibits.
(c)	Exhibits

Exhibit No.	Description

99.1	Press Release dated October 31, 2006 (filed herewith).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 31, 2006

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

Exhibit 99.1
NEWS RELEASE
UROPLASTY RECEIVES FDA APPROVAL LETTER
FOR
MACROPLASTIQUE
MINNEAPOLIS, MN, OCTOBER 31, 2006 — Uroplasty, Inc. (AMEX:UPI) announced today that it received from the U.S. Food and Drug Administration (FDA) pre-market approval (PMA) for its Macroplastique® Implants. With this approval, Uroplasty can begin marketing Macroplastique in the United States for the treatment of female stress urinary incontinence primarily due to intrinsic sphincter deficiency. Following market introduction, the Company will conduct customary, FDA-required post approval studies to obtain market feedback on safety and effectiveness of the product.
Uroplasty President and CEO, David B. Kaysen, commented, “We have been selling Macroplastique in Europe since 1991 and this approval allows us to commercialize the product in the United States. We expect to begin marketing this product in the United States in early 2007.”
“The addition of Macroplastique to the U.S. product line provides Uroplasty with the unique opportunity to treat multiple indications of voiding dysfunctions with a platform of safe and effective products,” continued Mr. Kaysen.
Uroplasty’s other products include:
·     I-Stop™, a minimally invasive biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. The I-Stop sling can correct stress urinary incontinence by providing tension-free hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine.
·     The Urgent® PC neuromodulation system, a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. This product uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function.
     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price. We cannot assure that we can market Macroplastique profitably in the United States.
     FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Kaysen.
UROPLASTY, INC.
David B. Kaysen, President / CEO
5420 Feltl Road
Minnetonka, Minnesota 55343
Tel: 952.426.6140
Fax: 952.426.6199
E-mail: dave.kaysen@uroplasty.com